SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Saxon Asset Securities Company
(Exact Name of Registrant as Specified in Charter)

0001014299
(Registrant CIK Number)

Form 8-K for July 2, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-67170
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

47695
SAXON 2002-2
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 2 , 2002.

SAXON ASSET SECURITIES COMPANY

By: ______________________

Name: Bradley D. Adams
Title: Senior Vice President

47695
SAXON 2002-2
Form SE (Computational Materials)

Exhibit Index

IN ACCORDANCE WITH RULE 311(H)OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SAXON ASSET SECURITIES COMPANY

Mortgage Loan Asset Backed Certificates, Series 2002-2

$605,000,000 (Approximate)

SAXON

SAXON ASSET SECURITIES TRUST 2002-2
MORTGAGE LOAN ASSET BACKED CERTIFICATES, SERIES 2002-2

SAXON ASSET SECURITIES COMPANY
Depositor

SAXON MORTGAGE, INC.
Seller and Master Servicer

SAXON MORTGAGE SERVICES, INC.
Servicer

June 11, 2002

DISCLAIMER

Attached is the preliminary Marketing Materials describing the structure, collateral pool and certain aspects of the Saxon Asset Securities Trust Mortgage Loan Asset Backed Certificates, Series 2002-2. The Marketing Materials have been prepared by Saxon Mortgage, Inc. for informational purposes only and is subject to modification or change. The information and assumptions contained therein are preliminary and will be superseded by a prospectus, prospectus supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement.

Neither Credit Suisse First Boston Corporation, nor any of its respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached Marketing Materials. This sheet nor the cover sheet are part of the Marketing Materials.

A Registration Statement (including a base prospectus) relating to the Certificates has been filed with the Securities and Exchange Commission and declared effective. The final Prospectus and Prospectus Supplement relating to the securities will be filed after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.

PRELIMINARY INFORMATION ONLY

OFFERED CERTIFICATES

Class(1)(3)(4)	Principal Amount ($)	WAL (Yrs) Call/Mat(2)	Principal Window (Mths) Call/Mat(2)	Expected Rating (Moody's/S&P)	Assumed Final Distribution Date (6)	Certificate Type
AF–1	63,540,000	1.00 / 1.00	1 – 21 / 1 - 21	Aaa/AAA	May-2017	Variable Rate Sequential
AF–2	14,470,000	2.00 / 2.00	21 – 26 / 21 - 26	Aaa/AAA	Aug-2017	Fixed Rate Sequential
AF–3	36,490,000	3.00 / 3.00	26 – 51 / 26 - 51	Aaa/AAA	Jan-2023	Fixed Rate Sequential
AF–4	11,770,000	5.00 / 5.00	51 – 69 / 51 - 69	Aaa/AAA	Jun-2025	Fixed Rate Sequential
AF–5	22,650,000	6.88 / 10.25	69 – 84 / 69 - 185	Aaa/AAA	Nov-2033	Fixed Rate Sequential
AF–6	16,550,000	6.29 / 7.11	40 – 84 / 40 - 179	Aaa/AAA	Sep-2029	Fixed Rate NAS
AV	339,710,000	2.51 / 2.55	1 – 84 / 1 - 119	Aaa/AAA	Nov-2033	Variable Rate Pass-Through
A–IO	(5)	2.28 / 2.28	NA	Aaa/AAA	May-2005	Fixed Rate IO
M–1	39,330,000	4.89 / 5.39	38 – 84 / 38 - 155	Aa2/AA	May-2032	Variable Rate Mezzanine
M–2	31,760,000	4.87 / 5.30	37 – 84 / 37 - 140	A2/A	Mar-2032	Variable Rate Mezzanine
B	28,730,000	4.85 / 5.06	37 – 84 / 37 - 119	Baa2/BBB	Nov-2033	Variable Rate Subordinate
Total:	**$605,000,000**					

(1) The Class AF-1 through Class AF-6 Certificates are backed primarily by a pool of fixed rate mortgage loans. The Class AV Certificates are backed primarily by a pool of adjustable rate mortgage loans. The principal balance of each Class of Offered Certificates is subjectto a +/– 5% variance.

(2) See "Pricing Prepayment Speed" herein.

(3) The Certificates are subject to a 10% Clean–up Call (as described herein). After the first distribution date on which the Clean–up Call is exercisable, the coupon on the Class AF–5 and Class AF–6 Certificates will increase by 0.50%, the margin on the Class AV Certificates doubles and the margin on the Class M–1, Class M–2 and Class B Certificates will increase by 1.5x.

(4) The Class AF-1 through the Class AF-6 Certificates are subject to the Group I Net WAC Cap. The Class AV Certificates are subject to the Group II Net WAC Cap. The Class M-1, Class M-2 and Class B Certificates are subject to the Subordinate Net WAC Cap.

(5) The Class A–IO Certificates will not receive any principal payments, but will accrue interest on its notional balance (the "Notional Amount"), which initially equals $160,031,000 and reduces pursuant to the to Class A–IO Notional Balance Schedule (as defined herein).

(6) Estimated assumed final payment dates, subject to final collateral.

SUMMARY OF TERMS

Seller and Master Servicer: Saxon Mortgage, Inc.

Depositor: Saxon Asset Securities Company

Trustee: Bankers Trust Company of California, N.A.

Lead Underwriter: Credit Suisse First Boston

Co–Underwriters: Greenwich Capital Markets, Inc.
JP Morgan
Wachovia Securities

Certificates: The Class AF–1, Class AF–2, Class AF–3, Class AF–4, Class AF–5, and Class AF–6 Certificates are referred to herein as the "***Group I Certificates***." The Class AV (the are referred to herein as "***Group II Certificates***." The Group I Certificates and the Group II Certificates are collectively referred to herein as the "***Class A Certificates***." The Class A Certificates, and Class A–IO Certificates are collectively referred to herein as the "***Senior Certificates***." The Senior Certificates and the Class M–1, Class M–2 and Class B Certificates (together the "***Subordinate Certificates***") are the subject of this Preliminary Term Sheet and are collectively referred to herein as the "***Offered Certificates***." The Trust will also issue Class C, Class P, and Class R Certificates, which are not offered.

Rating Agencies: Moody's Investor Services, Inc. ("***Moody's***") and Standard and Poor's Rating Services, Inc. ("***S&P***").

Registration: The Offered Certificates will be available in book–entry form through DTC and upon request through Clearstream, Luxembourg and the Euroclear System.

Statistical Cut–off Date: The close of business on June 1, 2002.

Expected Pricing Date: Week of June 10, 2001.

Expected Settlement Date: July 10, 2001.

Federal Tax Status: The Offered Certificates will be treated as REMIC regular interests for federal income tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Class A Certificates and Class M-1 Certificates will constitute "mortgage related securities" for purposes of SMMEA.

Pricing Prepayment Speed: The Offered Certificates were priced based on the following prepayment assumptions:

100% PPC for the Fixed Rate Mortgage Loans
(100% PPC is equal to 2.2% to 22% over 10 months)

100% PPC for the Adjustable Rate Mortgage Loans
(100% PPC is equal to 4% to 35% over 22 months)

Class A–IO Notional Balance Schedule:

The Class A-IO Certificates do not have a Class Certificate Balance but will accrue interest on their Notional Amount (or adjusted notional amount, as applicable). The "Notional Amount" of the Class A-IO Certificates will be the sum of the notional balance of its two components: the group 1 A-IO component and the group 2 A-IO component. The components comprising the Class A-IO Certificates may not be transferred separately from the certificates. The group 1 A-IO component will have a notional balance on a distribution date equal to the lesser of the aggregate Stated Principal Balance of the mortgage loans in loan group 1 as of the last day of related Remittance Period and the amounts described below:

Period	Class A-IO Notional Amount	Period	Class A-IO Notional Amount
1	86,560,000.00	18	61,417,000.00
2	85,417,000.00	19	59,131,000.00
3	85,417,000.00	20	55,703,000.00
4	84,274,000.00	21	53,720,000.00
5	83,131,000.00	22	50,200,000.00
6	81,989,000.00	23	46,920,000.00
7	80,846,000.00	24	43,840,000.00
8	79,703,000.00	25	40,970,000.00
9	77,417,000.00	26	38,280,000.00
10	72,846,000.00	27	35,780,000.00
11	71,703,000.00	28	33,430,000.00
12	69,417,000.00	29	31,240,000.00
13	68,274,000.00	30	29,190,000.00
14	65,989,000.00	31	27,280,000.00
15	64,846,000.00	32	25,490,000.00
16	63,703,000.00	33	23,810,000.00
17	62,560,000.00	34	22,250,000.00

The group 2 A-IO component will have a notional balance on a distribution date equal to the lesser of the aggregate Stated Principal Balance of the mortgage loans in loan group 2 as of the last day of the related Remittance Period and the amounts described below:

Period	Class A-IO Notional Amount	Period	Class A-IO Notional Amount
1	73,471,000.00	18	73,471,000.00
2	73,471,000.00	19	73,471,000.00
3	73,471,000.00	20	73,471,000.00
4	73,471,000.00	21	73,471,000.00
5	73,471,000.00	22	73,471,000.00
6	73,471,000.00	23	73,471,000.00
7	73,471,000.00	24	73,471,000.00
8	73,471,000.00	25	73,471,000.00
9	73,471,000.00	26	72,329,000.00
10	73,471,000.00	27	67,833,000.00
11	73,471,000.00	28	63,970,000.00
12	73,471,000.00	29	59,007,000.00
13	73,471,000.00	30	55,871,000.00
14	73,471,000.00	31	52,246,000.00
15	73,471,000.00	32	48,700,000.00
16	73,471,000.00	33	45,204,000.00
17	73,471,000.00	34	41,749,000.00

Distribution Date: The 25th day of each month (or if not a business day, the next succeeding business day) commencing in August 2002.

Accrued Interest: The price to be paid by investors for the Class AF–1, Class AV, Class M–1, Class M–2 and Class B Certificates will not include accrued interest (settling flat). The Class AF–2, Class AF–3, Class AF–4, Class AF–5, and Class AF–6, Class A–IO, Certificates will settle with accrued interest from July 1, 2002, up to, but not including, the Settlement Date (9 days).

Interest Accrual Period: The "***Interest Accrual Period***" for the Class AF–1, Class AV, Class M–1, Class M–2 and Class B Certificates with respect to any Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). The Interest Accrual Period for Class AF–2, Class AF–3, Class AF–4, Class AF–5, and Class AF–6 and Class A–IO Certificates with respect to any Distribution Date will be the calendar month immediately preceding such Distribution Date (based on a 360–day year consisting of twelve 30–day months).

Record Date: With respect to the Class AF–1, Class AV, Class M–1, Class M–2 and Class B Certificates, the business day immediately preceding the Distribution Date. With respect to Class AF–2, Class AF–3, Class AF–4, Class AF–5, Class AF–6 and Class A–IO Certificates, the last business day of the month immediately preceding the Distribution Date (or, in the case of the first Distribution Date, the Closing Date).

Optional Termination: The terms of the transaction allow for a clean–up call of the Mortgage Loans and the retirement of the Offered Certificates (the "Clean–up Call"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Statistical Cut–off Date and (ii) the amounts on deposit in the Pre–Funding Account on the Closing Date.

Initial Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $303,823,320, consisting of approximately (i) $99,515,220 of fixed rate Mortgage Loans (the "***Initial Group I Mortgage Loans***") and (ii) approximately $204,308,100 of adjustable rate Mortgage Loans (the "***Initial Group II Mortgage Loans***"). The Initial Group I Mortgage Loans and Initial Group II Mortgage Loans are collectively referred to herein as the "***Initial Mortgage Loans.***" See the attached collateral descriptions for additional information on the Initial Mortgage Loans.

Additional Mortgage Loans: On the Closing Date, in addition to the Initial Mortgage Loans, approximately $151,176,680 of additional loans will be added to the trust, consisting of approximately (i) $49,516,873 of additional fixed rate Mortgage Loans, the "***Additional Group I Mortgage Loans***") and (ii) approximately $101,659,807 of additional adjustable rate Mortgage Loans (the "***Additional Group II Mortgage Loans***"). The Additional Group I Mortgage Loans and the Additional Group II Mortgage Loans are collectively referred to herein as the "***Additional Mortgage Loans.***" On the Closing Date, the Initial Mortgage Loans and the Additional Mortgage Loans will be the "***Closing Date Mortgage Loans.***"

Pre–Funding Account: On the Closing Date, a deposit of approximately $150,000,000 (the "***Pre–Funding Amount***") will be made to an account (the "***Pre–Funded Account***"). On or prior to October 10, 2002 (the "***Pre–Funding Period***"), the Pre–Funded Amount will be used to purchase "***Subsequent Mortgage Loans***" having similar characteristics to the

Initial Mortgage Loans.

Capitalized Interest Account: On the Closing Date, the Seller may be required to deposit funds in the "***Capitalized Interest Account,***" to cover interest shortfalls during the Pre-Funding Period.

Servicing Fee Rate: Approximately 0.30% of the aggregate principal balance of the Mortgage Loans for the first 10 months following the month of the Closing Date, approximately 0.40% of the aggregate principal balance of the Mortgage Loans for months 11 through 30 following the month of the Closing Date, approximately 0.65% of the aggregate principal balance of the Mortgage Loans for months 31 through 48 following the month of the Closing Date, and approximately 0.80% of the aggregate principal balance of the Mortgage Loans for months 49 and thereafter following the month of the Closing Date.

Net Mortgage Rate: The "Net Mortgage Rate" for any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage as of the first day of the month preceding the month in which such Distribution Date occurs minus the Servicing Fee Rate.

Pass–Through Rate: The "Pass–Through Rate" for any Distribution Date (other than the first Distribution Date) for the Class AF–1, Class AV, Class M–1, Class M–2 and Class B Certificates will be equal to the lesser of (i) the Formula Rate and (ii) the applicable Net WAC Cap Rate. The Pass-Through Rate for the first Distribution Date will equal the Formula Rate.

The "Pass–Through Rate" for any Distribution Date (other than the first Distribution Date) for the Class AF–2, AF–3, AF–4, AF–5, and AF–6 will be equal to the lesser of (i) the fixed-rate coupon for such Class and (ii) the applicable Net WAC Cap Rate. The Pass-Through Rate for the first Distribution Date will equal the related fixed-rate coupon. The "Class A–IO Certificate Pass–Through Rate" will equal [5.25]%.

Formula Rate: The "Formula Rate" with respect to each of the Class AF–1, Class AV, Class M–1, Class M–2 and Class B Certificates will be equal to the lesser of (i) One–Month LIBOR plus the respective margin for such Class and (ii) the related Maximum Cap Rate.

Group 1 Net WAC Cap: The Group 1 Net WAC Cap on each Distribution Date shall equal the Net Mortgage Rate of the Group 1 Mortgage Loans less the product of (i) 5.25% per annum and (ii) the Group 1 IO Component Notional Amount divided by the Group 1 pool stated principal balance.

Group 2 Net WAC Cap: The Group 2 Net WAC Cap on each Distribution Date shall equal the Net Mortgage Rate of the Group 2 Mortgage Loans less the product of (i) 5.25% and (ii) the Group 2 IO Component Notional Amount divided by the Group 2 pool stated principal balance.

Subordinate Net WAC Cap: The Subordinated Net WAC Cap on each Distribution Date shall be equal to the weighted average of (i) the Group 1 Net WAC Cap and (ii) the Group 2 Net WAC Cap for such Distribution Date, weighted on the basis of the Subordinate Group 1 Balance and Subordinate Group 2 Balance.

Subordinate Group 1 Balance: The Subordinate Group 1 Balance for any Distribution Date will be the aggregate of the stated Principal Balances of the Group 1 Mortgage Loans as of the first day of the related Remittance Period less the aggregate Class Certificate Principal Balance of all Class AF Certificates.

Subordinate Group 2 Balance: The Subordinate Group 1 Balance for any Distribution Date will be the aggregate of the stated Principal Balances of the Group 2 Mortgage Loans as of the first day of the related Remittance Period less the Class Certificate Principal Balance of the Class AV Certificates.

Net WAC Cap Carryover Amount: If, on any Distribution Date, the Pass–Through Rate for any Class of Offered Certificates (other than the Class A–IO) is limited by the applicable Net WAC Cap Rate, the "Net WAC Cap Rate Carryover Amount" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate or the fixed-rate coupon over (b) the amount of interest accrued on such Class based on the applicable Net WAC Cap Rate and (ii) the unpaid portion of any Net WAC Cap Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the Formula Rate or fixed coupon. Any Net WAC Cap Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent funds are available.

Group II Maximum Cap Rate: The "Maximum Cap Rate" as to any Distribution Date is a per annum rate that would equal the Group II Net WAC Cap Rate for such date if such Group II Net WAC Cap Rate were determined under the assumption that each adjustable-rate Mortgage Loan had an interest rate equal to the maximum rate permitted under the terms of the related mortgage note.

Credit Enhancement: Consists of the following:

1. Net Monthly Excess Cashflow;
2. Pledged Prepayment Penalty Cashflow;
3. Overcollateralization Amount; and
4. Subordination.

Net Monthly Excess Cashflow: The "Net Monthly Excess Cashflow" for any Distribution Date is equal to the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Funds for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amounts for the Offered Certificates, (B) the Unpaid Interest Shortfall Amounts for the Class A Certificates and Class A–IO and (C) the Principal Funds.

Pledged Prepayment Penalty Cashflow: The interest collections from each loan group will be supplemented by [60]% of the maximum contractual prepayment penalty cashflow from the loans in the related group.

Distributions of Pledged Prepayment Penalty Cashflow: Pledged Prepayment Penalty Cashflow will be distributed as interest on the certificates to the extent that interest payments on the certificates are determined based on the Net WAC Cap Rate. For any Distribution Date, the amount so distributed will equal the lesser of the total amount of Pledged Prepayment Penalty Cashflow for such date, or the aggregate interest that would have been payable on the certificates at their stated interest rates determined without regard to the relevant caps and the amount payable at the capped rates. Any remaining Prepayment Penalty Cashflow will be distributable in the same manner as Net Monthly Excess Cashflow.

Overcollateralization Amount: The "Overcollateralization Amount" is equal to the excess of (i) the aggregate principal balance of the Mortgage Loans and (ii) the amount on deposit in the Pre-Funding Account on the Closing Date, over the sum of the aggregate principal balance of the Offered Certificates. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Net Monthly Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount: Prior to the Stepdown Date, the "Overcollateralization Target Amount" will be equal to [1.90]% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of Statistical Cut-Off Date and (ii) the amount on deposit in the Pre-Funding Account on the Closing Date. On and after the Stepdown Date, (assuming a Trigger Event is not in effect), the greater of (1) the lesser of (A) [1.90]% of the aggregate principal balance of the Closing Date Mortgage Loans as of Statistical Cut-Off Date and the amount on deposit in the Pre-Funding Account on the Closing Date and (B) [3.80]% of the aggregate current principal balance of the Mortgage Loans and (2) 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of the Statistical Cut-Off Date and the amount on deposit in the Pre-Funding Account on the Closing Date.

Overcollateralization Deficiency Amount: An "Overcollateralization Deficiency Amount" with respect to any Distribution Date equals the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

Overcollateralization Release Amount: The "Overcollateralization Release Amount" means, with respect to any Distribution Date, the lesser of (x) the aggregate Principal Funds for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (assuming that 100% of the aggregate Principal Funds is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Stepdown Date: The earlier to occur of (i) the Distribution Date on which the certificate principal balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (a) the Distribution Date in [August 2005] and (b) the first Distribution Date on which the Class A Certificate principal balance (after taking into account distributions of principal on such Distribution Date) is less than or equal to [63.20]% of the aggregate principal balances of the mortgage loans.

Credit Enhancement Percentage: The "Credit Enhancement Percentage" for a Distribution Date is equal to (i) the aggregate principal balance of the Subordinate Certificates divided by (ii) the aggregate principal balance of the Mortgage Loans.

Trigger Event:

A "Trigger Event," if on any Distribution Date after the Stepdown Date, is in effect for the Offered Certificates if the 60+ day delinquency percentage (including loans in bankruptcy, foreclosure, or REO) is greater than [50%] of the senior credit enhancement percentage or, if on any Distribution Date, a Trigger Event is in effect for the Offered Certificates if the cumulative losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Dates, is greater than:

Distribution Date	Cum Loss Percent
37 to 48	[4.50]%
49 to 60	[5.75]%
61 and thereafter	[7.00]%

Credit Support:

Initial Credit Enhancement		Target Credit Enhancement After Stepdown Date	
Rating	Percent	Rating	Percent
AAA	[16.50]%	AAA	[36.80]%
AA	[10.00]%	AA	[23.80]%
A	[4.75]%	A	[13.30]%
BBB	[0.00]%	BBB	[3.80]%

Allocation of Available Funds:

Distributions to holders of each class of Offered Certificates will be made on each Distribution Date from "Available Funds." With respect to any Distribution Date, Available Funds will be equal to the sum of the following amounts with respect to the Mortgage Loans, net of amounts reimbursable to the Master Servicer or the Trustee: (i) the aggregate amount of monthly payments on the Mortgage Loans due on the related Due Date and received by the Master Servicer by the Remittance Date after deduction of the Servicing Fee for such Distribution Date, any accrued and unpaid Servicing Fees in respect of any prior Distribution Dates, (ii) certain unscheduled payments in respect of the Mortgage Loans, including prepayments, Insurance Proceeds, Net Liquidation Proceeds and proceeds from repurchases of and substitutions for such Mortgage Loans occurring during the related Prepayment Period, including prepayment penalty charges and (iii) payments from the Master Servicer in connection with Advances and Prepayment Interest Shortfalls for such Distribution Date. Holders of the Certificates other than the Class P Certificates will be entitled to distribution from the Pledged Prepayment Penalty Cashflow. The holders of the Class P Certificates will be entitled to the remaining prepayment charges, in excess of the Pledged Prepayment Penalty Cashflow, received on the Mortgage Loans and such amounts will not be available for distribution to the holders of the Offered Certificates.

Interest Distributions:

On each Distribution Date, the Trustee shall withdraw from the Distribution Account that portion of Available Funds for such Distribution Date consisting of the available interest amount for each related group for such Distribution Date and distribute it in the following order of priority, in each case to the extent of the Interest Remittance Amount remaining for such Distribution Date.

(i) Concurrently, to the holders of the related Class A Certificates, the related portion of the Class A–IO Certificates, the related Monthly Interest Distributable Amount for each class for such Distribution Date;

(ii) Concurrently, to the holders of the related Class A Certificates, the related portion of the Class A–IO Certificates, any Unpaid Interest Shortfall for each class for such Distribution Date;

(iii) To the holders of the Class M–1 Certificates, the Monthly Interest Distributable Amount for such class for such Distribution Date;

(iv) To the holders of the Class M–2 Certificates, the Monthly Interest Distributable Amount for such class for such Distribution Date;

(v) To the holders of the Class B Certificates, the Monthly Interest Distributable Amount for such class for such Distribution Date; and

On any Distribution Date, any shortfalls resulting from the application of the Relief Act and any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer will be allocated, first, to the interest distribution amount with respect to the Class C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the Offered Certificates on a *pro rata* basis based on the respective amounts of interest accrued on such Certificates for such Distribution Date. **The Holders of the Offered Certificates will not be entitled to reimbursement for any such interest shortfalls.**

Principal Distributions:

(i) Class A Principal Distribution Amount is distributed as follows:

(A) Amounts constituting Principal Funds attributable to the Group I Mortgage Loans to be distributed as follows: first, the Class AF–6 Distribution Amount to the Class AF–6 Certificates, and then sequentially to the Class AF–1, Class AF–2, Class AF–3, Class AF–4, Class AF–5 and Class AF–6 Certificates so that no distribution, other than that of the Class AF–6 Certificates, will be made to any class until the certificate principal balance of all the Group I Certificates with a lower numeral designation shall have been reduced to zero; Amounts constituting Principal Funds attributable to Group II Mortgage Loans to the Class AV Certificates until the certificate principal balance has been reduced to zero;

(B) If the certificate principal balance of any of the Group I, Group II is reduced to zero, any remaining amount of principal distributions for such group will be distributed pro rata to the other remaining groups based on their respective certificate principal balances, after taking into account distributions pursuant to clause (A) above, until the certificate principal balance of each group's Class A Certificates has been reduced to zero;

(ii) The Class M-1 Certificates, the Class M-1 Principal Distribution Amount;

(iii) To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount; and

(iv) To the Class B Certificates, the Class B Principal Distribution Amount for that class;

Overcollateralization Provisions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be paid as follows:

(i) To distribute the Extra Principal Distribution Amount (as defined herein) on the related certificates;

(ii) To the holders of the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Certificates;

(iii) To the holders of the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to the Class M-1 Certificates;

(iv) To the holders of the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Certificates;

(v) To the holders of the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to the Class M-2 Certificates;

(vi) To the holders of the Class B Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Certificates;

(vii) To the holders of the Class B Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to the Class B Certificates;

(viii)To the Class A Certificates on a pro rata basis, any Net WAC Cap Rate Carryover Amount;

(ix) Sequentially, to the Class M-1, Class M-2, and Class B Certificates, any Net WAC Carryover Amount;

(x) To the other loan groups, to cover any remaining losses; and

(xi) To the Class C, Class P and Class R Certificates, the remaining amounts.

Monthly Interest Distributable Amount:

The "***Monthly Interest Distributable Amount***" for any Distribution Date and each class of Offered Certificates equals the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance of such class (or the Class A-IO Notional Amount Schedule in the case of the Class A-IO Certificates) immediately prior to such Distribution Date reduced by any Prepayment Interest Shortfalls allocated to such class and shortfalls resulting from the application of the Relief Act allocated to such class.

Unpaid Interest Shortfall Amount:

The "***Unpaid Interest Shortfall Amount***" means (i) for each class of Offered Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Offered Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable

Amount for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the related Accrual Period.

Principal Funds:

The "***Principal Funds***" means with respect any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Mortgage Loans applied by the Master Servicer during such Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds and Insurance Proceeds received during such Prepayment Period, (iv) that portion of the purchase price, representing principal of any repurchased mortgage, deposited to the collection account during such Prepayment Period, (v) the principal portion of any related substitution adjustments deposited in the collection account during such Prepayment Period and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the termination price constituting principal.

Principal Distribution Amount:

The "***Principal Distribution Amount***" means for any Distribution Date the sum of the Basic Principal Distribution Amount and the Extra Principal Distribution Amount.

Basic Principal Distribution Amount:

The "***Basic Principal Distribution Amount***" means for any Distribution Date the excess of (i) the Principal Funds for such Distribution Date over (ii) the Overcollateralization Release Amount, if any, for such Distribution Date.

Extra Principal Distribution Amount:

The "***Extra Principal Distribution Amount***" with respect to any Distribution Date is the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

Certificate Principal Balance:

The "***Certificate Principal Balance***" of any Class A Certificate or Subordinate Certificate immediately prior to any Distribution Date will be equal to the Certificate Principal Balance thereof on the Closing Date (the "Original Certificate Principal Balance") reduced by the sum of all amounts actually distributed in respect of principal of such Class and, in the case of the Subordinate Certificates, any Realized Losses allocated thereto on all prior Distribution Dates.

Class A Principal Allocation Percentage:

The "***Class A Principal Distribution Allocation Percentage***" for any class of Class A Certificates for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (x) the related Principal Funds for such loan group for such Distribution Date, and the denominator of which is (y) the sum of the Principal Funds for all the loan groups for such Distribution Date.

Class A Principal Distribution Amount:

As to any Distribution Date, the Class A Principal Allocation Percentage of the Senior Principal Distribution Amount.

Senior Principal Distribution Amount:

With respect to any Distribution Date prior to the Stepdown Date or as to which a Trigger Event exists, 100% of the Principal Distribution Amount. With respect to any Distribution Date on or after the Stepdown Date and as to which a Trigger Event is not in effect, the excess of the Class A Certificate principal balance immediately prior to the Distribution Date over the lesser of (i) [63.20]% of the scheduled principal balances of the mortgage loans on the preceding due date and (ii) the scheduled principal balances of the mortgage loans on the preceding due date less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Statistical Cut–Off Date and the amount on deposit in the Pre–Funding Account on the Closing Date.

Class AF–6 Distribution Amount:

For any Distribution Date, is equal to the product of (i) a fraction, the numerator of which is the Class AF–6 Certificate principal balance and the denominator of which is the Class A Certificate principal balance for Group I, in each case immediately prior to the Distribution Date and (ii) the Class A Principal Distribution Amount with respect to Group I Mortgage Loans for the Distribution Date and (iii) the applicable percentage for the Distribution Date set forth in the following table:

Distribution Periods	Percentage
1–36	0%
37–60	45%
61–72	80%
73–84	100%
85 and after	300%

Class M–1 Principal Distribution Amount:

With respect to any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Certificate principal balance (after giving effect to distributions on that date) and the Class M–1 Certificate principal balance immediately prior to the Distribution Date over the lesser of (i) [76.20]% of the scheduled principal balances of the mortgage loans on the preceding due date and (ii) the scheduled principal balances of the mortgage loans on the preceding due date less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Statistical Cut–Off Date and the amount on deposit in the Pre–Funding Account on the Closing Date.

Class M–2 Principal Distribution Amount:

With respect to any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Certificate principal balance (after giving effect to distributions on that date), the Class M–1 Certificate principal balance (after giving effect to distributions on that date), and the Class M–2 Certificate principal balance immediately prior to the Distribution Date over the lesser of (i) [86.70]% of the scheduled principal balances of the mortgage loans on the preceding due date and (ii) the scheduled principal balances of the mortgage loans on the preceding due date less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Statistical Cut–Off Date and the amount on deposit in the Pre–Funding Account on the Closing Date.

Class B Principal Distribution Amount:

With respect to any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Certificate principal balance (after giving effect to distributions on that date), the Class M-1 Certificate principal balance (after giving effect to distributions on that date), and the Class M-2 Certificate principal balance (after giving effect to distributions on that date), and the Class B Certificate principal balance immediately prior to the Distribution Date over the lesser of (i) [96.20]% of the scheduled principal balances of the mortgage loans on the preceding due date and (ii) the scheduled principal balances of the mortgage loans on the preceding due date less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Statistical Cut-Off Date and the amount on deposit in the Pre-Funding Account on the Closing Date.

Allocated Realized Loss Amount:

An "Allocated Realized Loss Amount" with respect to any Class of Subordinate Certificates and any Distribution Date is an amount equal to the sum of any Realized Loss allocated to that class of Certificates on such Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Realized Losses:

"Realized Loss" means, with respect to any defaulted Mortgage Loan that is liquidated (other than a nonrecoverable mortgage loan), the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan; non-recoverable mortgage loans, the amount by which the unpaid principal balance thereof exceeds the projected net liquidation proceeds thereof (i.e., the amount expected to be recovered in liquidation of such loan, less estimated expenses).

All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the Net Monthly Excess Cashflow, second in reduction of the Overcollateralization Amount, third to the Class B Certificates, fourth to the Class M-2 Certificates, and fifth to the Class M-1 Certificates. An allocation of any Realized Losses to a Mezzanine Certificate on any Distribution Date will be made by reducing the Certificate Principal Balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A Certificates, to the Class A-IO Certificates. However, it is possible that under certain loss scenarios there will not be enough principal and interest on the Mortgage Loans to pay the Class A Certificates all interest and principal amounts to which such Certificates are then entitled or enough interest on the Mortgage Loans to pay the Class A-IO Certificates all interest amounts to which such Certificates are then entitled.

Non-Recoverable Mortgage Loan:

A "Non-Recoverable Mortgage Loan" is any defaulted mortgage loan as to which the servicer has determined that the expenses associated with the liquidation and disclosure thereof will exceed the proceeds.

Due Period:

A "Due Period" with respect to any Distribution Date is the period commencing on the second day of the month preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.

Prepayment Period:

The "Prepayment Period" for any Distribution Date is period beginning on the 18th day of the month (or, if the prior Prepayment Period ended on an earlier day, that earlier day) immediately preceding the month in which the Distribution Date occurs (or in the case of the first Distribution Date, the Cutoff Date) and ending on the Determination Date of the month in which such Distribution Date occurs.

BOND SENSITIVITY TABLES

TO CALL

Class AF-1 (To Call)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	8.18	1.60	1.21	1.00	0.87	0.78	0.71
MDUR (yrs)	7.38	1.58	1.20	0.99	0.87	0.78	0.71
Principal Window	Aug02 - May17	Aug02 - Aug05	Aug02 - Oct04	Aug02 - Apr04	Aug02 - Jan04	Aug02 - Oct03	Aug02 - Aug03

Class AF-2 (To Call)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	14.96	3.59	2.54	2.00	1.66	1.44	1.28
MDUR (yrs)	11.00	3.28	2.37	1.89	1.58	1.37	1.22
Principal Window	May17 - Aug17	Aug05 - Jul06	Oct04 - Apr05	Apr04 - Sep04	Jan04 - Apr04	Oct03 - Jan04	Aug03 - Nov03

Class AF-3 (To Call)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	17.57	6.28	4.08	3.00	2.32	1.97	1.71
MDUR (yrs)	11.72	5.29	3.63	2.74	2.16	1.85	1.62
Principal Window	Aug17 - Jan23	Jul06 - Sep12	Apr05 - Jul08	Sep04 - Oct06	Apr04 - May05	Jan04 - Nov04	Nov03 - Aug04

Class AF-4 (To Call)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	21.73	11.89	7.42	5.00	3.53	2.58	2.23
MDUR (yrs)	12.48	8.55	5.95	4.28	3.13	2.36	2.05
Principal Window	Jan23 - Jun25	Sep12 - Dec15	Jul08 - Nov11	Oct06 - Apr08	May05 - Dec06	Nov04 - Apr05	Aug04 - Nov04

BOND SENSITIVITY TABLES

TO CALL

Class AF-5 (To Call)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	25.14	13.46	9.38	6.88	5.38	3.91	2.66
MDUR (yrs)	12.61	8.99	6.98	5.49	4.48	3.38	2.40
Principal Window	Jun25 - Nov29	Dec15 - Dec15	Nov11 - Nov11	Apr08 - Jul09	Dec06 - Feb08	Apr05 - Feb07	Nov04 - May05

Class AF-6 (To Call)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	11.88	8.06	7.15	6.29	5.42	4.63	2.95
MDUR (yrs)	8.28	6.20	5.68	5.14	4.56	3.97	2.66
Principal Window	Aug05 - Sep29	Aug05 - Dec15	Aug05 - Nov11	Nov05 - Jul09	May 06 - Feb08	Feb07 - Feb07	May05 - Jul05

BOND SENSITIVITY TABLES
TO CALL

Class AV (To Call)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	19.19	4.45	3.19	2.51	2.03	1.66	1.46
MDUR (yrs)	15.36	4.16	3.05	2.42	1.99	1.64	1.44
Principal Window	Aug02 - Feb31	Aug02 - Dec15	Aug02 - Nov11	Aug02 - Jul09	Aug02 - Feb08	Aug02 - Feb07	Aug02 - Apr05

Class M-1 (To Call)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	25.80	9.07	6.32	4.89	4.29	4.25	3.81
MDUR (yrs)	19.05	8.05	5.82	4.60	4.07	4.04	3.65
Principal Window	Jul23 - Feb31	Feb07 - Dec15	Oct05 - Nov11	Sep05 - Jul09	Dec05 - Feb08	Mar06 - Feb07	Jul05 - May06

Class M-2 (To Call)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	25.80	9.07	6.32	4.87	4.16	3.84	3.79
MDUR (yrs)	17.88	7.83	5.70	4.50	3.90	3.63	3.58
Principal Window	Jul23 - Feb31	Feb07 - Dec15	Oct05 - Nov11	Aug05 - Jul09	Oct05 - Feb08	Nov05 - Feb07	Jan06 - May06

Class B (To Call)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	25.79	9.05	6.31	4.85	4.08	3.67	3.47
MDUR (yrs)	16.57	7.56	5.55	4.40	3.77	3.42	3.25
Principal Window	Jul23 - Feb31	Feb07 - Dec15	Oct05 - Nov11	Aug05 - Jul09	Aug05 - Feb08	Aug05 - Feb07	Sep05 - May06

BOND SENSITIVITY TABLES

TO MATURITY

Class AF-1 (To Mat)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	8.18	1.60	1.21	1.00	0.87	0.78	0.71
MDUR (yrs)	7.38	1.58	1.20	0.99	0.87	0.78	0.71
Principal Window	Aug02 - May17	Aug02 - Aug05	Aug02 - Oct04	Aug02 - Apr04	Aug02 - Jan04	Aug02 - Oct03	Aug02 - Aug03

Class AF-2 (To Maturity)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	14.96	3.59	2.54	2.00	1.66	1.44	1.28
MDUR (yrs)	11.00	3.28	2.37	1.89	1.58	1.37	1.22
Principal Window	May17 - Aug17	Aug05 - Jul06	Oct04 - Apr05	Apr04 - Sep04	Jan04 - Apr04	Oct03 - Jan04	Aug03 - Nov03

Class AF-3 (To Maturity)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	17.57	6.28	4.08	3.00	2.32	1.97	1.71
MDUR (yrs)	11.72	5.29	3.63	2.74	2.16	1.85	1.62
Principal Window	Aug17 - Jan23	Jul06 - Sep12	Apr05 - Jul08	Sep04 - Oct06	Apr04 - May05	Jan04 - Nov04	Nov03 - Aug04

Class AF-4 (To Maturity)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	21.73	11.90	7.42	5.00	3.53	2.58	2.23
MDUR (yrs)	12.48	8.56	5.95	4.28	3.13	2.36	2.05
Principal Window	Jan23 - Jun25	Sep12 - Apr16	Jul08 - Nov11	Oct06 - Apr08	May05 - Dec06	Nov04 - Apr05	Aug04 - Nov04

BOND SENSITIVITY TABLES

TO MATURITY

Class AF-5 (To Maturity)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	25.14	18.77	13.96	10.25	7.54	5.14	2.66
MDUR (yrs)	12.61	10.85	9.10	7.32	5.78	4.20	2.40
Principal Window	Jun25 - Nov29	Apr16 - Jan28	Nov11 - Jun22	Apr08 - Dec17	Dec06 - May15	Apr05 - Feb13	Nov04 - May05

Class AF-6 (To Maturity)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	11.88	8.16	7.49	7.11	6.90	6.78	2.95
MDUR (yrs)	8.28	6.24	5.86	5.64	5.54	5.47	2.66
Principal Window	Aug05 - Sep29	Aug05 - Nov27	Aug05 - Apr22	Nov05 - Jun17	May06 - Mar15	Feb07 - Nov12	May05 - Jul05

BOND SENSITIVITY TABLES
TO MATURITY

Class AV (To Mat)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	19.27	4.54	3.25	2.55	2.06	1.67	1.46
MDUR (yrs)	15.40	4.22	3.09	2.46	2.01	1.64	1.44
Principal Window	Aug02 - Jun32	Aug02 - Aug21	Aug02 - Oct15	Aug02 - Jun12	Aug02 - Jan10	Aug02 - Jan08	Aug02 - Apr05

Class M-1 (To Maturity)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	25.93	9.81	6.93	5.39	4.68	4.56	5.45
MDUR (yrs)	19.12	8.55	6.28	5.00	4.40	4.32	5.09
Principal Window	Jul23 - May32	Feb07 - Oct24	Oct05 - Nov18	Sep05 - Jun15	Dec05 - Nov12	Mar06 - Dec10	Jul05 - May11

Class M-2 (To Maturity)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	25.93	9.71	6.87	5.30	4.49	4.11	4.07
MDUR (yrs)	17.93	8.24	6.10	4.84	4.17	3.86	3.83
Principal Window	Jul23 - Mar32	Feb07 - Dec22	Oct05 - Jun17	Aug05 - Mar14	Oct05 - Oct11	Nov05 - Feb10	Jan06 - Nov08

Class B (To Maturity)	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price (100-00)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
WAL (yrs)	25.87	9.36	6.58	5.06	4.24	3.80	3.58
MDUR (yrs)	16.59	7.75	5.74	4.56	3.90	3.53	3.35
Principal Window	Jul23 - Jan32	Feb07 - Apr20	Oct05 - Aug15	Aug05 - Jun12	Aug05 - May10	Aug05 - Dec08	Sep05 - Nov07

GROUP II NET WAC CAP SCHEDULE(1)

TO CALL

Period	Net WAC Cap	Period	Net WAC Cap	Period	Net WAC Cap
1	7.84%	33	8.39%	65	14.58%
2	7.84%	34	9.64%	66	14.59%
3	7.84%	35	10.47%	67	14.72%
4	7.83%	36	10.47%	68	14.72%
5	7.82%	37	10.76%	69	14.72%
6	7.81%	38	10.76%	70	14.72%
7	7.80%	39	10.76%	71	14.78%
8	7.79%	40	10.76%	72	14.78%
9	7.77%	41	11.51%	73	14.80%
10	7.66%	42	11.51%	74	14.80%
11	7.63%	43	11.77%	75	14.80%
12	7.61%	44	11.77%	76	14.80%
13	7.59%	45	11.77%	77	14.81%
14	7.57%	46	11.77%	78	14.81%
15	7.54%	47	12.52%	79	14.81%
16	7.51%	48	12.37%	80	14.81%
17	7.47%	49	12.63%	81	14.81%
18	7.44%	50	12.63%	82	14.81%
19	7.40%	51	12.63%	83	14.81%
20	7.36%	52	12.63%	84	14.81%
21	7.31%	53	13.38%		
22	7.26%	54	13.38%		
23	7.66%	55	13.64%		
24	7.60%	56	13.64%		
25	7.73%	57	13.64%		
26	7.78%	58	13.64%		
27	7.82%	59	14.06%		
28	7.89%	60	14.07%		
29	8.30%	61	14.22%		
30	8.09%	62	14.22%		
31	8.28%	63	14.22%		
32	8.33%	64	14.22%		

(1) Net WAC Cap Schedule assumes 6ML and 1-year treasury equal to 20%. Does not includes the benefit of 60% pledged prepayment penalty cashflow.

GROUP II EFFECTIVE NET WAC CAP SCHEDULE(2)

TO CALL

Period	Net WAC Cap	Period	Net WAC Cap	Period	Net WAC Cap
1	7.94%	33	8.76%	65	14.58%
2	7.97%	34	10.01%	66	14.59%
3	8.00%	35	10.67%	67	14.72%
4	8.02%	36	10.67%	68	14.72%
5	8.04%	37	10.81%	69	14.72%
6	8.05%	38	10.81%	70	14.72%
7	8.07%	39	10.77%	71	14.78%
8	8.09%	40	10.77%	72	14.78%
9	8.11%	41	11.51%	73	14.80%
10	8.02%	42	11.51%	74	14.80%
11	8.03%	43	11.78%	75	14.80%
12	8.04%	44	11.78%	76	14.80%
13	8.05%	45	11.78%	77	14.81%
14	8.06%	46	11.78%	78	14.81%
15	8.06%	47	12.52%	79	14.81%
16	8.06%	48	12.37%	80	14.81%
17	8.06%	49	12.63%	81	14.81%
18	8.06%	50	12.63%	82	14.81%
19	8.05%	51	12.63%	83	14.81%
20	8.05%	52	12.63%	84	14.81%
21	8.01%	53	13.38%		
22	7.97%	54	13.38%		
23	8.40%	55	13.64%		
24	8.35%	56	13.64%		
25	8.40%	57	13.64%		
26	8.45%	58	13.64%		
27	8.45%	59	14.06%		
28	8.33%	60	14.07%		
29	8.74%	61	14.22%		
30	8.46%	62	14.22%		
31	8.65%	63	14.22%		
32	8.70%	64	14.22%		

(1) Effective Net WAC Cap Schedule assumes 6ML and 1-year treasury equal to 20%. Includes the benefit of 60% pledged prepayment penalty cashflow.

GROUP I MORTGAGE LOANS

FIXED RATE

Total Scheduled Principal Balance:	$99,515,220.11
Number of Loans:	861

	Average	Minimum	Maximum
Scheduled Principal Balance:	$ 115,580.98	$ 19,413.55	$ 853,366.21

	Weighted Average	Minimum	Maximum
Gross Coupon	8.818%	6.500%	14.312%
Original LTV:	75.29%	11.58%	100.00%
Credit Score:	629	448	801
Original Term (mos):	293	120	360
Remaining Term (mos)	292	115	360
Seasoning (mos):	1	0	66
Remaining Amortization Term (mos):	319	108	360

	Earliest	Latest
First Payment Date:	January 1, 1997	July 1, 2002
Maturity Date:	January 1, 2012	June 1, 2032

Group I Current Scheduled Principal Balance

Current Scheduled Principal Balance	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
$19,413.55 - $25,000.00	12	$293,857.53	0.30%
$25,000.01 - $50,000.00	132	5,337,671.59	5.36
$50,000.01 - $75,000.00	209	13,018,617.61	13.08
$75,000.01 - $100,000.00	155	13,553,315.27	13.62
$100,000.01 - $125,000.00	94	10,478,511.23	10.53
$125,000.01 - $150,000.00	73	10,052,515.38	10.10
$150,000.01 - $175,000.00	50	8,177,482.45	8.22
$175,000.01 - $200,000.00	33	6,205,596.62	6.24
$200,000.01 - $225,000.00	18	3,826,182.30	3.84
$225,000.01 - $250,000.00	21	4,978,150.29	5.00
$250,000.01 - $275,000.00	12	3,162,374.34	3.18
$275,000.01 - $300,000.00	12	3,426,311.91	3.44
$300,000.01 - $325,000.00	5	1,551,673.01	1.56
$325,000.01 - $350,000.00	6	2,070,837.18	2.08
$350,000.01 - $375,000.00	4	1,472,230.22	1.48
$375,000.01 - $400,000.00	10	3,921,145.85	3.94
$400,000.01 - $425,000.00	5	2,088,565.73	2.10
$425,000.01 - $450,000.00	2	875,835.10	0.88
$450,000.01 - $475,000.00	1	458,328.06	0.46
$475,000.01 - $500,000.00	1	489,731.26	0.49
$550,000.01 - $575,000.00	1	559,738.74	0.56
$575,000.01 - $600,000.00	2	1,193,642.64	1.20
$700,000.01 - $725,000.00	1	710,000.00	0.71
$750,000.01 - $775,000.00	1	759,539.59	0.76
$850,000.01 - $853,366.21	1	853,366.21	0.86
Total:	**861**	**$99,515,220.11**	**100.00%**

Group I Current Mortgage Interest Rate

Current Mortgage Interest Rate	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
6.500% - 6.500%	5	$2,013,977.51	2.02%
6.501% - 6.750%	13	2,963,880.80	2.98
6.751% - 7.000%	31	5,812,233.31	5.84
7.001% - 7.250%	15	2,488,325.13	2.50
7.251% - 7.500%	29	4,661,512.95	4.68
7.501% - 7.750%	51	7,241,058.02	7.28
7.751% - 8.000%	59	7,290,914.70	7.33
8.001% - 8.250%	56	6,872,588.09	6.91
8.251% - 8.500%	65	7,604,594.19	7.64
8.501% - 8.750%	59	8,059,989.98	8.10
8.751% - 9.000%	71	8,157,881.57	8.20
9.001% - 9.250%	43	4,759,559.56	4.78
9.251% - 9.500%	57	6,088,615.22	6.12
9.501% - 9.750%	41	4,801,442.40	4.82
9.751% - 10.000%	50	4,796,724.25	4.82
10.001% - 10.250%	25	2,390,597.00	2.40
10.251% - 10.500%	33	2,769,577.46	2.78
10.501% - 10.750%	23	1,604,381.31	1.61
10.751% - 11.000%	21	1,599,903.19	1.61
11.001% - 11.250%	8	526,360.76	0.53
11.251% - 11.500%	17	887,412.50	0.89
11.501% - 11.750%	11	761,452.73	0.77
11.751% - 12.000%	11	766,776.11	0.77
12.001% - 12.250%	11	845,744.00	0.85
12.251% - 12.500%	10	788,454.06	0.79
12.501% - 12.750%	15	1,013,201.31	1.02
12.751% - 13.000%	6	325,891.50	0.33
13.001% - 13.250%	6	392,029.96	0.39
13.251% - 13.500%	5	474,471.11	0.48
13.501% - 13.750%	4	178,031.58	0.18
13.751% - 14.000%	6	345,246.91	0.35
14.001% - 14.250%	3	146,494.84	0.15
14.251% - 14.312%	1	85,896.10	0.09
Total:	**861**	**$99,515,220.11**	**100.00%**

Group I Original Loan-to-Value Ratio

Original Loan-to-Value Ratio	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
11.58% - 15.00%	3	$109,327.15	0.11%
15.01% - 20.00%	3	117,806.89	0.12
20.01% - 25.00%	6	710,338.37	0.71
25.01% - 30.00%	10	656,724.85	0.66
30.01% - 35.00%	10	663,016.36	0.67
35.01% - 40.00%	14	971,775.95	0.98
40.01% - 45.00%	11	663,150.61	0.67
45.01% - 50.00%	21	2,251,898.62	2.26
50.01% - 55.00%	15	1,436,758.38	1.44
55.01% - 60.00%	35	5,315,598.94	5.34
60.01% - 65.00%	64	7,278,714.36	7.31
65.01% - 70.00%	84	8,221,584.33	8.26
70.01% - 75.00%	83	10,346,149.23	10.40
75.01% - 80.00%	265	31,582,787.27	31.74
80.01% - 85.00%	92	11,858,818.33	11.92
85.01% - 90.00%	121	14,168,952.96	14.24
90.01% - 95.00%	19	2,580,999.54	2.59
95.01% - 100.00%	5	580,817.97	0.58
Total:	**861**	**$99,515,220.11**	**100.00%**

Group I Remaining Scheduled Term to Maturity

Remaining Scheduled Term to Maturity (Months)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
115 - 120	20	$1,244,500.15	1.25%
133 - 144	6	359,365.28	0.36
157 - 168	1	85,896.10	0.09
169 - 180	290	29,428,666.66	29.57
229 - 240	77	7,438,364.20	7.47
289 - 300	12	1,853,760.78	1.86
349 - 360	455	59,104,666.94	59.39
Total:	**861**	**$99,515,220.11**	**100.00%**

Group I Original Term to Maturity

Original Scheduled Term to Maturity (Months)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
120 - 120	11	$648,886.06	0.65%
133 - 144	6	359,365.28	0.36
169 - 180	300	30,110,176.85	30.26
229 - 240	77	7,438,364.20	7.47
289 - 300	10	1,763,567.36	1.77
349 - 360	457	59,194,860.36	59.48
Total:	**861**	**$99,515,220.11**	**100.00%**

Group I Seasoning

Seasoning (Months)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
0	271	$30,083,327.94	30.23%
1-12	578	68,660,188.56	68.99
13 - 24	1	85,896.10	0.09
61 - 66	11	685,807.51	0.69
Total:	**861**	**$99,515,220.11**	**100.00%**

Group I Remaining Amortization Term

Remaining Amortization Term (Months)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
108 - 108	1	$99,207.44	0.10%
109 - 120	12	696,844.47	0.70
133 - 144	6	359,365.28	0.36
169 - 180	163	14,779,762.40	14.85
229 - 240	77	7,438,364.20	7.47
277 - 288	2	78,964.64	0.08
289 - 300	17	2,223,244.38	2.23
301 - 312	1	39,367.76	0.04
325 - 336	1	87,002.34	0.09
337 - 348	7	602,434.34	0.61
349 - 360	574	73,110,662.86	73.47
Total:	**861**	**$99,515,220.11**	**100.00%**

Group I Occupancy Type of Mortgaged Premises

Occupancy Type of Mortgaged Premises	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Primary	800	$95,086,235.60	95.55%
Investor	57	4,149,566.38	4.17
Second Home	4	279,418.13	0.28
Total:	**861**	**$99,515,220.11**	**100.00%**

Group I Origination Program

Origination Program	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Full	681	$75,211,383.54	75.58%
Stated Income	141	18,959,440.77	19.05
Limited	35	5,007,378.50	5.03
No Ratio	4	337,017.30	0.34
Total:	**861**	**$99,515,220.11**	**100.00%**

Group I Mortgage Loan Purpose

Mortgage Loan Purpose	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Cash-out Refinance	699	$79,553,004.58	79.94%
Purchase	82	10,505,342.93	10.56
Refinance	80	9,456,872.60	9.50
Total:	**861**	**$99,515,220.11**	**100.00%**

Group I Property Type

Property Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Single Family Detached	737	$86,013,358.07	86.43%
Planned Unit Development	27	4,619,295.32	4.64
2-4 Family	29	3,367,771.61	3.38
Low Rise Condominium	21	2,095,489.74	2.11
Manufactured Housing	25	1,605,520.27	1.61
Single Family Attached	12	949,594.45	0.95
Townhouse	5	456,694.51	0.46
High Rise Condominium	4	372,598.43	0.37
Deminimus PUD	1	34,897.71	0.04
Total:	**861**	**$99,515,220.11**	**100.00%**

Group I Geographic Distribution of Mortgaged Properties

State	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Alaska	2	$322,858.75	0.32%
Arizona	7	808,223.18	0.81
Arkansas	16	914,313.62	0.92
California	97	19,654,193.76	19.75
Colorado	9	1,087,679.59	1.09
Connecticut	9	1,396,278.09	1.40
Delaware	3	647,411.70	0.65
Florida	73	7,699,031.90	7.74
Georgia	55	5,695,144.69	5.72
Hawaii	4	454,645.38	0.46
Illinois	14	2,528,596.00	2.54
Indiana	21	1,596,069.23	1.60
Iowa	9	787,434.37	0.79
Kansas	3	342,741.11	0.34
Kentucky	17	1,731,536.72	1.74
Louisiana	17	1,319,459.39	1.33
Maine	3	217,444.87	0.22
Maryland	9	1,291,317.65	1.30
Massachusetts	11	1,908,544.70	1.92
Michigan	26	2,036,416.18	2.05
Minnesota	9	901,052.65	0.91
Mississippi	24	1,591,867.91	1.60
Missouri	20	1,516,579.63	1.52
Montana	3	301,593.60	0.30
Nebraska	5	574,195.71	0.58
Nevada	4	836,822.52	0.84
New Hampshire	6	863,665.63	0.87
New Jersey	18	2,646,051.79	2.66
New Mexico	6	304,072.54	0.31
New York	43	4,558,881.53	4.58
North Carolina	19	1,793,271.10	1.80
North Dakota	2	96,987.50	0.10
Ohio	25	1,927,014.74	1.94
Oklahoma	14	1,370,781.54	1.38
Oregon	8	1,516,652.95	1.52
Pennsylvania	40	3,147,168.79	3.16
Rhode Island	2	242,500.00	0.24
South Carolina	4	188,987.72	0.19
Tennessee	25	1,762,898.37	1.77
Texas	110	11,316,812.16	11.37
Utah	5	735,297.84	0.74
Virginia	44	6,267,397.96	6.30
Washington	11	1,869,099.02	1.88
West Virginia	5	311,388.40	0.31
Wisconsin	4	434,837.63	0.44
Total:	**861**	**$99,515,220.11**	**100.00%**

Group I Credit Score

Credit Score	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Not Available	10	$1,095,492.61	1.10%
448 - 449	1	143,200.00	0.14
450 - 549	130	11,929,321.00	11.99
550 - 649	467	51,682,464.21	51.93
650 - 749	228	30,320,036.97	30.47
750 - 801	25	4,344,705.32	4.37
Total:	**861**	**$99,515,220.11**	**100.00%**

Group I Credit Grade

Credit Grade	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
A+	366	$49,702,928.03	49.95%
A	193	22,215,230.11	22.32
A-	169	18,058,192.11	18.15
B	83	5,874,716.03	5.90
C	40	3,061,628.13	3.08
D	10	602,525.70	0.61
Total:	**861**	**$99,515,220.11**	**100.00%**

Group I Delinquency

Delinquency	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Current	860	$99,429,324.01	99.91%
30 days delinquent	1	85,896.10	0.09
Total:	**861**	**$99,515,220.11**	**100.00%**

Group I Amortization Type

Amortization Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Fixed	726	$84,331,971.51	84.74%
30/15 Year Balloon	135	15,183,248.60	15.26
Total:	**861**	**$99,515,220.11**	**100.00%**

Group I Lien Position

Lien Position	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
First Lien	861	$99,515,220.11	100.00%
Total:	**861**	**$99,515,220.11**	**100.00%**

Group I Prepayment Penalty

Prepayment Penalty Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
1 Year - 6 months advance	34	$3,541,864.25	3.56%
2 Years - 6 months advance	13	1,863,688.40	1.87
2.5 Years - 1% Of Prepay amount	1	226,800.00	0.23
3 Years - 1% Of Prepay amount	14	888,527.29	0.89
3 Years - 2 months advance	1	76,000.00	0.08
3 Years - 2% Of Prepay amount	5	628,700.00	0.63
3 Years - 3 months advance	9	1,713,794.70	1.72
3 Years - 3/2/1	2	284,088.04	0.29
3 Years - 6 months advance	194	23,776,798.59	23.89
3.5 Years 2% Of Prepay amount	3	352,788.58	0.35
4 Years - 6 months advance	3	588,408.16	0.59
5 Years - 1% Of Prepay amount	10	717,292.01	0.72
5 Years - 2% Of Prepay amount	18	1,862,135.16	1.87
5 Years - 5/4/3/2/1	30	2,233,638.76	2.24
5 Years - 6 months advance	297	35,110,800.22	35.28
Miscellaneous Prepayment Penalties	12	2,546,443.85	2.56
No prepayment penalties	205	22,556,843.69	22.67
Penalty Expired	10	546,608.41	0.55
Total:	**861**	**$99,515,220.11**	**100.00%**

GROUP II MORTGAGE LOANS

ADJUSTABLE RATE

Total Scheduled Principal Balance:	$204,308,099.87
Number of Loans:	1,389

	Average	Minimum	Maximum
Scheduled Principal Balance:	$147,090.06	$8,435.28	$1,249,242.75

	Weighted Average	Minimum	Maximum
Gross Coupon	9.090%	6.125%	14.750%
Gross Margin:	5.524%	2.750%	13.250%
First Period Rate Cap:	1.268%	1.000%	3.000%
Period Rate Cap:	1.031%	1.000%	2.000%
Life Floor:	8.306%	3.875%	14.750%
Life Cap:	15.616%	12.125%	20.750%
Months To Roll:	29	1	60
Original LTV:	79.23%	13.70%	95.00%
Credit Score:	589	451	810
Original Term (mos):	360	360	360
Remaining Term (mos)	358	294	360
Seasoning (mos):	2	0	66

	Earliest	Latest
First Payment Date:	January 1, 1997	July 1, 2002
Maturity Date:	December 1, 2026	June 1, 2032

Group II Current Scheduled Principal Balance

Current Scheduled Principal Balance	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
$8,435.28 - $25,000.00	14	$231,652.77	0.11%
$25,000.01 - $50,000.00	109	4,545,751.05	2.22
$50,000.01 - $75,000.00	232	14,676,262.52	7.18
$75,000.01 - $100,000.00	230	20,346,702.97	9.96
$100,000.01 - $125,000.00	210	23,568,613.79	11.54
$125,000.01 - $150,000.00	133	18,277,993.49	8.95
$150,000.01 - $175,000.00	121	19,629,223.05	9.61
$175,000.01 - $200,000.00	72	13,514,293.04	6.61
$200,000.01 - $225,000.00	65	13,842,064.93	6.78
$225,000.01 - $250,000.00	29	6,835,155.73	3.35
$250,000.01 - $275,000.00	33	8,628,842.75	4.22
$275,000.01 - $300,000.00	24	6,848,180.32	3.35
$300,000.01 - $325,000.00	20	6,256,523.21	3.06
$325,000.01 - $350,000.00	14	4,773,340.71	2.34
$350,000.01 - $375,000.00	10	3,650,499.88	1.79
$375,000.01 - $400,000.00	14	5,434,782.19	2.66
$400,000.01 - $425,000.00	10	4,113,838.54	2.01
$425,000.01 - $450,000.00	9	3,954,048.77	1.94
$450,000.01 - $475,000.00	5	2,326,543.63	1.14
$475,000.01 - $500,000.00	7	3,415,313.97	1.67
$500,000.01 - $525,000.00	5	2,574,397.10	1.26
$525,000.01 - $550,000.00	2	1,052,498.33	0.52
$550,000.01 - $575,000.00	2	1,119,150.00	0.55
$575,000.01 - $600,000.00	4	2,371,945.52	1.16
$600,000.01 - $625,000.00	1	623,826.31	0.31
$650,000.01 - $675,000.00	1	669,563.96	0.33
$675,000.01 - $700,000.00	1	699,627.49	0.34
$700,000.01 - $725,000.00	3	2,133,799.54	1.04
$725,000.01 - $750,000.00	2	1,497,113.52	0.73
$825,000.01 - $850,000.00	2	1,693,939.67	0.83
$850,000.01 - $875,000.00	1	855,675.00	0.42
$875,000.01 - $900,000.00	1	898,987.17	0.44
$975,000.01 - $1,000,000.00	2	1,998,706.20	0.98
$1,000,000.01 - $1,249,242.75	1	1,249,242.75	0.61
Total:	**1,389**	**$204,308,099.87**	**100.00%**

Group II Current Mortgage Interest Rates

Current Mortgage Interest Rates	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
6.125% - 6.250%	4	$682,425.93	0.33%
6.251% - 6.500%	4	826,726.64	0.40
6.501% - 6.750%	9	1,611,205.80	0.79
6.751% - 7.000%	23	4,663,962.31	2.28
7.001% - 7.250%	20	4,553,341.92	2.23
7.251% - 7.500%	47	8,929,797.86	4.37
7.501% - 7.750%	56	10,240,717.65	5.01
7.751% - 8.000%	76	14,106,119.99	6.90
8.001% - 8.250%	75	15,511,960.59	7.59
8.251% - 8.500%	97	17,136,046.45	8.39
8.501% - 8.750%	98	15,898,591.64	7.78
8.751% - 9.000%	114	18,475,546.98	9.04
9.001% - 9.250%	82	11,381,256.86	5.57
9.251% - 9.500%	97	14,225,513.67	6.96
9.501% - 9.750%	75	10,585,631.26	5.18
9.751% - 10.000%	104	13,992,748.90	6.85
10.001% - 10.250%	42	5,113,600.60	2.50
10.251% - 10.500%	70	7,464,966.96	3.65
10.501% - 10.750%	57	7,011,299.21	3.43
10.751% - 11.000%	57	5,450,183.34	2.67
11.001% - 11.250%	33	3,026,523.57	1.48
11.251% - 11.500%	42	4,437,337.79	2.17
11.501% - 11.750%	21	1,835,967.40	0.90
11.751% - 12.000%	20	1,379,296.44	0.68
12.001% - 12.250%	12	1,457,996.10	0.71
12.251% - 12.500%	14	1,319,913.63	0.65
12.501% - 12.750%	15	1,111,036.23	0.54
12.751% - 13.000%	12	1,220,380.37	0.60
13.001% - 13.250%	4	331,903.96	0.16
13.251% - 13.500%	3	112,549.72	0.06
13.501% - 13.750%	1	116,176.94	0.06
13.751% - 14.000%	4	83,659.18	0.04
14.501% - 14.750%	1	13,713.98	0.01
Total:	**1,389**	**$204,308,099.87**	**100.00%**

Group II Original Loan-to-Value Ratio

Original Loan-to-Value Ratio	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
13.70% - 15.00%	1	$49,972.74	0.02%
15.01% - 20.00%	3	123,393.24	0.06
20.01% - 25.00%	4	189,606.10	0.09
25.01% - 30.00%	2	63,451.68	0.03
30.01% - 35.00%	6	321,595.61	0.16
35.01% - 40.00%	7	547,116.52	0.27
40.01% - 45.00%	11	1,308,134.59	0.64
45.01% - 50.00%	21	3,352,528.56	1.64
50.01% - 55.00%	19	2,172,451.46	1.06
55.01% - 60.00%	42	6,526,964.81	3.19
60.01% - 65.00%	78	10,946,067.80	5.36
65.01% - 70.00%	76	13,756,181.54	6.73
70.01% - 75.00%	120	19,643,018.66	9.61
75.01% - 80.00%	386	58,621,762.16	28.69
80.01% - 85.00%	211	27,021,414.65	13.23
85.01% - 90.00%	374	55,354,538.23	27.09
90.01% - 95.00%	28	4,309,901.52	2.11
Total:	**1,389**	**$204,308,099.87**	**100.00%**

Group II Remaining Scheduled Term to Maturity

Remaining Scheduled Term to Maturity (Months)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
294 - 300	54	$3,403,471.39	1.67%
349 - 360	1,335	200,904,628.48	98.33
Total:	**1,389**	**$204,308,099.87**	**100.00%**

Group II Original Term to Maturity

Original Scheduled Term to Maturity (Months)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
360 - 360	1,389	$204,308,099.87	100.00%
Total:	**1,389**	**$204,308,099.87**	**100.00%**

Group II Seasoning

Seasoning (Months)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
0	468	$68,679,398.60	33.62%
1 - 12	867	132,225,229.88	64.72
61 - 66	54	3,403,471.39	1.67
Total:	**1,389**	**$204,308,099.87**	**100.00%**

Group II Gross Margin

Gross Margin (%)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
2.750% - 2.750%	1	$183,532.24	0.09%
2.751% - 3.000%	2	488,000.00	0.24
3.001% - 3.250%	4	567,264.66	0.28
3.251% - 3.500%	14	2,551,694.09	1.25
3.501% - 3.750%	21	5,164,921.75	2.53
3.751% - 4.000%	51	9,754,403.37	4.77
4.001% - 4.250%	45	8,028,932.60	3.93
4.251% - 4.500%	83	13,037,222.24	6.38
4.501% - 4.750%	100	18,345,658.33	8.98
4.751% - 5.000%	130	22,486,255.43	11.01
5.001% - 5.250%	117	17,258,990.12	8.45
5.251% - 5.500%	114	20,013,378.50	9.80
5.501% - 5.750%	107	13,999,105.10	6.85
5.751% - 6.000%	95	14,225,591.18	6.96
6.001% - 6.250%	98	10,301,837.74	5.04
6.251% - 6.500%	97	12,404,983.39	6.07
6.501% - 6.750%	60	7,079,669.27	3.47
6.751% - 7.000%	77	8,823,302.41	4.32
7.001% - 7.250%	53	6,197,423.71	3.03
7.251% - 7.500%	28	3,057,178.07	1.50
7.501% - 7.750%	17	2,334,831.87	1.14
7.751% - 8.000%	15	2,143,761.47	1.05
8.001% - 8.250%	13	1,596,400.72	0.78
8.251% - 8.500%	11	960,220.27	0.47
8.501% - 8.750%	7	877,482.53	0.43
8.751% - 9.000%	7	609,778.31	0.30
9.001% - 9.250%	5	445,071.03	0.22
9.251% - 9.500%	2	196,496.27	0.10
9.501% - 9.750%	5	523,136.09	0.26
9.751% - 10.000%	5	339,018.86	0.17
10.001% - 10.250%	2	131,336.01	0.06
10.251% - 10.500%	2	125,306.65	0.06
13.001% - 13.250%	1	55,915.59	0.03
Total:	**1,389**	**$204,308,099.87**	**100.00%**

Group II Maximum Lifetime Mortgage Interest Rates

Maximum Lifetime Mortgage Interest Rates	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
12.125% - 12.250%	4	$682,425.93	0.33%
12.251% - 12.500%	4	826,726.64	0.40
12.501% - 12.750%	9	1,611,205.80	0.79
12.751% - 13.000%	20	3,915,546.78	1.92
13.001% - 13.250%	18	4,044,368.37	1.98
13.251% - 13.500%	39	7,398,691.77	3.62
13.501% - 13.750%	49	9,102,535.66	4.46
13.751% - 14.000%	65	13,188,957.99	6.46
14.001% - 14.250%	50	10,573,614.14	5.18
14.251% - 14.500%	62	12,639,249.07	6.19
14.501% - 14.750%	57	9,419,036.52	4.61
14.751% - 15.000%	62	9,507,931.82	4.65
15.001% - 15.250%	60	9,760,347.93	4.78
15.251% - 15.500%	74	10,491,500.35	5.14
15.501% - 15.750%	61	9,218,804.65	4.51
15.751% - 16.000%	83	12,857,630.74	6.29
16.001% - 16.250%	56	8,138,469.81	3.98
16.251% - 16.500%	73	10,573,313.82	5.18
16.501% - 16.750%	72	9,899,893.67	4.85
16.751% - 17.000%	106	13,601,563.80	6.66
17.001% - 17.250%	38	4,111,322.90	2.01
17.251% - 17.500%	75	7,601,273.67	3.72
17.501% - 17.750%	54	6,559,961.43	3.21
17.751% - 18.000%	44	4,140,727.78	2.03
18.001% - 18.250%	30	3,023,498.86	1.48
18.251% - 18.500%	31	3,141,535.85	1.54
18.501% - 18.750%	20	1,793,661.42	0.88
18.751% - 19.000%	19	1,175,271.51	0.58
19.001% - 19.250%	10	1,320,464.83	0.65
19.251% - 19.500%	15	1,335,718.27	0.65
19.501% - 19.750%	12	975,390.23	0.48
19.751% - 20.000%	10	1,207,058.78	0.59
20.001% - 20.250%	3	243,763.08	0.12
20.251% - 20.500%	2	96,745.08	0.05
20.501% - 20.750%	2	129,890.92	0.06
Total:	**1,389**	**$204,308,099.87**	**100.00%**

Group II Minimum Lifetime Mortgage Interest Rates

Minimum Lifetime Mortgage Interest Rates	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut -off Date
3.875% - 4.000%	1	$97,695.20	0.05%
4.001% - 4.250%	4	682,425.93	0.33
4.251% - 4.500%	4	826,726.64	0.40
4.501% - 4.750%	10	1,715,142.80	0.84
4.751% - 5.000%	21	4,027,954.56	1.97
5.001% - 5.250%	18	4,044,368.37	1.98
5.251% - 5.500%	32	5,354,593.98	2.62
5.501% - 5.750%	48	8,555,661.67	4.19
5.751% - 6.000%	57	10,356,244.81	5.07
6.001% - 6.250%	43	9,375,971.13	4.59
6.251% - 6.500%	49	10,157,508.15	4.97
6.501% - 6.750%	47	7,231,393.16	3.54
6.751% - 7.000%	41	6,313,656.57	3.09
7.001% - 7.250%	29	3,726,420.92	1.82
7.251% - 7.500%	40	7,210,931.20	3.53
7.501% - 7.750%	22	3,563,197.33	1.74
7.751% - 8.000%	30	4,891,716.60	2.39
8.001% - 8.250%	37	6,744,919.58	3.30
8.251% - 8.500%	50	7,192,553.85	3.52
8.501% - 8.750%	53	8,882,665.11	4.35
8.751% - 9.000%	75	12,756,617.23	6.24
9.001% - 9.250%	55	8,113,480.38	3.97
9.251% - 9.500%	73	10,651,176.25	5.21
9.501% - 9.750%	64	9,141,278.49	4.47
9.751% - 10.000%	96	13,080,516.68	6.40
10.001% - 10.250%	38	4,603,065.07	2.25
10.251% - 10.500%	70	7,487,349.80	3.66
10.501% - 10.750%	57	6,791,315.13	3.32
10.751% - 11.000%	50	4,975,228.84	2.44
11.001% - 11.250%	29	2,565,297.30	1.26
11.251% - 11.500%	41	4,308,894.81	2.11
11.501% - 11.750%	21	1,835,967.40	0.90
11.751% - 12.000%	19	1,321,329.81	0.65
12.001% - 12.250%	12	1,457,996.10	0.71
12.251% - 12.500%	14	1,319,913.63	0.65
12.501% - 12.750%	14	1,068,541.24	0.52
12.751% - 13.000%	12	1,220,380.37	0.60
13.001% - 13.250%	4	331,903.96	0.16
13.251% - 13.500%	3	112,549.72	0.06
13.501%- 13.750%	1	116,176.94	0.06
13.751% - 14.000%	4	83,659.18	0.04
14.501% - 14.750%	1	13,713.98	0.01
Total	**1,389**	**$204,308,099.87**	**100.00%**

Group II Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
July 2002	7	$591,679.72	0.29%
August 2002	22	1,020,730.13	0.50
September 2002	20	1,117,062.26	0.55
October 2002	1	408,114.15	0.20
December 2002	3	163,326.18	0.08
January 2003	1	102,558.95	0.05
August 2003	2	295,404.27	0.14
October 2003	2	532,031.77	0.26
November 2003	2	253,868.83	0.12
December 2003	16	1,535,882.34	0.75
January 2004	11	2,011,057.54	0.98
February 2004	2	354,601.94	0.17
March 2004	11	1,224,892.24	0.60
April 2004	73	12,660,457.80	6.20
May 2004	325	48,755,450.65	23.86
June 2004	219	33,269,535.00	16.28
December 2004	1	49,945.08	0.02
January 2005	1	92,312.33	0.05
February 2005	2	240,262.03	0.12
March 2005	10	1,504,251.90	0.74
April 2005	83	12,808,024.54	6.27
May 2005	344	51,426,841.65	25.17
June 2006	223	32,072,388.60	15.70
April 2007	1	381,997.89	0.19
May 2007	5	860,422.08	0.42
June 2007	2	575,000.00	0.28
Total:	**1,389**	**$204,308,099.87**	**100.00%**

Group II Occupancy Type of Mortgaged Premises

Occupancy Type of Mortgaged Premises	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Primary	1,299	$196,524,517.61	96.19%
Investor	75	6,825,635.49	3.34
Second Home	15	957,946.77	0.47
Total:	**1,389**	**$204,308,099.87**	**100.00%**

Group II Origination Program

Origination Program	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Full	1,084	$146,099,138.77	71.51%
Stated Income	252	47,981,471.43	23.48
Limited	48	8,912,964.85	4.36
No Ratio	5	1,314,524.82	0.64
Total:	**1,389**	**$204,308,099.87**	**100.00%**

Group II Mortgage Loan Purpose

Mortgage Loan Purpose	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Cash-out Refinance	936	$141,757,368.26	69.38%
Purchase	331	44,585,152.35	21.82
Refinance	122	17,965,579.26	8.79
Total:	**1,389**	**$204,308,099.87**	**100.00%**

Group II Property Type

Property Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Single Family Detached	1,150	$167,021,899.18	81.75%
Planned Unit Development	79	16,159,741.29	7.91
2-4 Family	53	8,259,068.76	4.04
Low Rise Condominium	52	7,061,963.15	3.46
Manufactured Housing	25	1,849,184.82	0.91
Single Family Attached	12	1,603,492.17	0.78
High Rise Condominium	8	1,115,451.68	0.55
Townhouse	7	817,760.93	0.40
Deminimus PUD	3	419,537.89	0.21
Total:	**1,389**	**$204,308,099.87**	**100.00%**

Group II Loan Type

Loan Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
2 Year LIBOR ARM	671	$101,525,195.07	49.69%
3 Year LIBOR ARM	665	98,602,140.28	48.26
6-Month LIBOR ARM	44	2,260,785.60	1.11
5 Year ARM	8	1,817,419.97	0.89
One-Year Treasury ARM	1	102,558.95	0.05
Total:	**1,389**	**$204,308,099.87**	**100.00%**

Group II Credit Score

Credit Score	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Not Available	41	$2,636,469.63	1.29%
451 - 549	417	55,046,033.88	26.94
550 - 649	777	120,941,417.20	59.20
650 - 749	136	22,724,211.99	11.12
750 - 810	18	2,959,967.17	1.45
Total:	**1,389**	**$204,308,099.87**	**100.00%**

Group II Credit Grade

Credit Grade	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
A+	217	$36,312,739.85	17.77%
A	292	54,579,870.73	26.71
A-	516	72,961,530.16	35.71
B	207	24,728,031.38	12.1
C	130	12,892,827.87	6.31
D	27	2,833,099.88	1.39
Total:	**1,389**	**$204,308,099.87**	**100.00%**

Group II Delinquency

Delinquency	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Current	1,379	$203,777,680.25	99.74%
30 days delinquent	9	508,643.75	0.25
60 days delinquent	1	21,775.87	0.01
Total:	**1,389**	**$204,308,099.87**	**100.00%**

Group II Geographic Distribution of Mortgaged Properties

State	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mort gage Loans by Total Scheduled Principal Balance as of the Cut -off Date
Alaska	12	$2,084,829.26	1.02%
Arizona	47	5,964,180.76	2.92
Arkansas	5	1,018,354.12	0.50
California	256	55,820,661.24	27.32
Colorado	25	5,164,383.03	2.53
Connecticut	16	3,130,198.13	1.53
Delaware	5	789,300.16	0.39
Florida	116	14,629,874.82	7.16
Georgia	92	10,458,766.65	5.12
Hawaii	6	1,243,450.45	0.61
Idaho	2	173,970.90	0.09
Illinois	36	3,781,156.95	1.85
Indiana	39	2,783,663.28	1.36
Iowa	4	237,370.28	0.12
Kansas	14	945,051.28	0.46
Kentucky	16	1,945,569.86	0.95
Louisiana	12	1,005,859.88	0.49
Maryland	39	8,430,063.05	4.13
Massachusetts	21	4,374,849.60	2.14
Michigan	44	4,408,918.58	2.16
Minnesota	44	4,776,857.94	2.34
Mississippi	8	617,113.94	0.30
Missouri	43	4,817,996.88	2.36
Montana	2	288,811.17	0.14
Nebraska	3	242,428.60	0.12
Nevada	7	858,936.29	0.42
New Hampshire	6	1,170,610.56	0.57
New Jersey	42	8,013,523.44	3.92
New Mexico	20	2,119,020.93	1.04
New York	27	6,177,476.97	3.02
North Carolina	32	4,070,087.63	1.99
Ohio	74	7,101,526.27	3.48
Oklahoma	13	896,609.04	0.44
Oregon	17	2,678,690.58	1.31
Pennsylvania	55	6,060,501.31	2.97
Rhode Island	9	1,056,045.46	0.52
South Carolina	13	1,199,436.22	0.59
Tennessee	17	1,848,541.91	0.90
Texas	38	4,927,163.17	2.41
Utah	8	862,208.26	0.42
Vermont	1	103,937.00	0.05
Virginia	64	11,200,858.80	5.48
Washington	23	3,221,286.69	1.58
West Virginia	5	826,537.71	0.40
Wisconsin	10	718,095.82	0.35
Wyoming	1	63,325.00	0.03
Total:	**1,389**	**$204,308,099.87**	**100.00%**

Group II Lien Position

Lien Position	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
First Lien	1,389	$204,308,099.87	100.00%
Total:	**1,389**	**$204,308,099.87**	**100.00%**

Group II Prepayment Penalty

Prepayment Penalty Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
1 Year - 6 months advance	2	$506,173.33	0.25%
2 Years - 6 months advance	395	59,031,937.28	28.89
2.5 Years - 1% Of Prepay amount	4	718,725.48	0.35
3 Years - 1% Of Prepay amount	2	283,705.79	0.14
3 Years - 2% Of Prepay amount	5	346,267.27	0.17
3 Years - 3 months advance	11	2,311,761.75	1.13
3 Years - 3/2/1	4	527,449.01	0.26
3 Years - 6 months advance	643	89,972,439.20	44.04
4 Years - 6 months advance	1	144,330.83	0.07
5 Years - 1% Of Prepay amount	1	73,720.58	0.04
5 Years - 6 months advance	37	6,802,049.08	3.33
Miscellaneous Prepayment Penalties	60	7,521,795.28	3.68
No prepayment penalties	204	34,755,049.14	17.01
Penalty Expired	20	1,312,695.85	0.64
Total:	**1,389**	**$204,308,099.87**	**100.00%**